Exhibit 28.1

WACHOVIA CREDIT CARD MASTER TRUST

Excess Spread Analysis—December 2003

Series	1999-1	*	2000-1
Deal Size	$896 MM		$750 MM
Expected Maturity	04/15/04		07/15/05

Yield	11.27%		16.92%

Less: Coupon	1.41%		1.43%
Servicing Fee	0.73%		1.50%
Net Credit Losses	4.20%		6.73%
Excess Spread:
December-03	4.93%		7.26%
November-03	5.70%		7.05%
October-03	7.08%		7.56%
Three month Average Excess Spread	5.90%		7.29%

Delinquency:
30 to 59 days	1.10%		1.10%
60 to 89 days	0.71%		0.71%
90 + days	1.58%		1.58%
Total	3.39%		3.39%
Payment Rate	9.94%		9.94%

*	Yield, Coupon, Net Credit Losses and Servicing Fee are skewed due to the calculation methodology during the accumulation period.